Exhibit 99.1

TD Announces Mark Chauvin's Retirement and Names Ajai Bambawale as Chief Risk Officer

Adam Newman appointed Chief Risk Officer, TD Bank, America's Most Convenient Bank

TORONTO, September 28, 2017- TD Bank Group (TSX and NYSE: TD) today announced that Mark Chauvin, Group Head and Chief Risk Officer, TD has informed the Bank of his intention to retire as CRO effective January 31, 2018, after more than 37 years with the Bank.

TD has named Ajai Bambawale, current Head and Chief Risk Officer of TD Bank, America's Most Convenient Bank as Chief Risk Officer, TD Bank Group effective February 1, 2018, reporting to CEO Bharat Masrani. TD also announced that Mark Chauvin will remain with the Bank until March 1, 2018 to support this transition.

Mark has made many significant contributions to TD over the course of his impressive 37 year career. Since becoming the Bank's CRO in 2006, Mark has elevated TD's risk management culture to one that is industry-leading; based on a strong Enterprise Risk Framework that reinforces its risk culture and emphasizes transparency and accountability.

“It's been a privilege to build my career at TD, and I feel honoured to have guided the Bank's risk management strategy during a period of such tremendous growth and change," said Chauvin. "Ajai has been a great colleague who has always offered astute advice and demonstrated a deep understanding of risk, and I know that he will continue to grow and evolve TD's risk culture."

Mark began his career at TD in 1980 as a Commercial Banking Trainee before quickly moving up to increasingly senior roles within Commercial and Personal Banking and Corporate Credit. He played a critical role in the merger of TD and Canada Trust as SVP Integration with a focus on Retail Distribution. He then returned to Credit Risk before being appointed CRO in 2006. Among the many accomplishments throughout his career, Mark was instrumental in supporting the Bank through the financial crisis, and in guiding it through the increasingly competitive and complex operating environment that followed. Mark's leadership has been a key factor in TD’s growth story.

Mark lives TD's Shared Commitments and has served as a role model for leaders all across the Bank. Those who have had an opportunity to work with Mark also know that he is an incredibly genuine person and a true leader, committed to developing his team and supporting Inclusion & Diversity.

"I want to thank Mark for his significant contributions to TD over the course of his very distinguished career. We've benefitted greatly from Mark's trusted advice, his strategic insight and comprehensive understanding of the evolving risk management landscape, and wish him all the best in his retirement," said Bharat Masrani, Group President and CEO, TD Bank Group. “Ajai has been a key member of Mark's team and I am confident that his global experience and thorough understanding of risk and our business will serve him well in this new role."

Ajai joined TD in April 1993 as a Commercial Banking Management Trainee and quickly distinguished himself by taking on increasingly senior roles across the Commercial Bank and Corporate Credit. Ajai has had a variety of international experiences having worked in India where he was responsible for TD’s Branch Office. Upon Ajai’s return to Canada he rejoined TD Securities' Credit Risk Group and shortly afterwards became Chief Operating Officer, TD Securities.  Prior to taking on his current role, Ajai was Vice Chair & Regional Head, Europe & Asia Pacific for TD Securities in London, UK.

Ajai has contributed significantly to the development of a strong risk management culture at TD. Most recently, Ajai has been instrumental in strengthening the overall risk profile and capabilities of the US business, improving the customer experience and developing and strengthening risk talent. Additionally, Ajai played a critical leadership role in TD’s Comprehensive Capital Analysis and Review (CCAR) submissions over the past two years.

Ajai brings a deep understanding of risk management and strategic capabilities as well as strong leadership and global mindset to this role. He will join TD’s Senior Executive Team where he will play a key role in the bank’s continued success.

With Ajai's promotion, Adam Newman has been appointed Chief Risk Officer, TD Bank, America's Most Convenient Bank. Newman joined TD in 1989 and has held various positions most recently serving as Deputy Chief Risk Officer for TD Bank, America's Most Convenient Bank.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

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For further information:

Meghan Thomas, TD Bank Group, 416-944-4151, meghan.thomas@td.com